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                                                                      EXHIBIT 18

                                                            [COMPUTERSHARE LOGO]

                                                               INVESTOR SERVICES

April 9, 2003             Computershare Trust Company of Canada
                                          100 University Avenue
                                               Toronto, Ontario
To:  Alberta Securities Commission                      M5J 2Y1
     British Columbia Securities
      Commission                      Telephone 1-800-663-9097  CANADA
     Manitoba Securities Commission   www.computershare.com     Australia
     Office of the Administrator,                               Channel Islands
      New Brunswick                                             Hong Kong
     Securities Commission of                                   Germany
      Newfoundland and Labrador                                 Ireland
     Nova Scotia Securities                                     New Zealand
      Commission                                                Philippines
     Ontario Securities Commission                              South Africa
     Registrar of Securities,                                   United Kingdom
      Prince Edward Island                                      USA
     Commission des valeurs
      mobilieres du Quebec
     Saskatchewan Securities
      Commission
     Securities Registry, Government
      of the Northwest Territories
     Registrar of Securities,
      Government of the Yukon
      Territories
     Nunavut Legal Registry
     The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual and Special Meeting of Shareholders for the subject Corporation:

1.       Name of the Reporting Issuer                     : InterOil Corporation
2.       Date Fixed for the Meeting                       : June 25, 2003
3.       Record Date for Notice                           : May 6, 2003
4.       Record Date for Voting                           : May 6, 2003
5.       Beneficial Ownership Determination Date          : May 6, 2003
6.       Classes or Series of Securities that entitle
         the holder to receive Notice of the Meeting      : Common Shares
7.       Classes or Series of Securities that entitle
         the holder to Vote at the Meeting                : Common Shares
8.       Business to be conducted at the Meeting          : Non-Routine
9.       Cusip                                            : 460951 10 6

Yours truly,

(Signed)
Candy McGregor
Assistant Account Manager
Stock Transfer Services
(416) 263-9468
(416) 981-9800 Fax

c.c. InterOil Corporation